PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION,

DATED FEBRUARY 24, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Materials Pursuant to Section 240.14a-12

CAPITAL GOLD CORPORATION

(Name of Registrant as Specified in its Charter)

TIMMINS GOLD CORP.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY — SUBJECT TO COMPLETION,

DATED FEBRUARY 24, 2011

SPECIAL MEETING OF THE STOCKHOLDERS

OF

CAPITAL GOLD CORPORATION

TO BE HELD ON MARCH 18, 2011

PROXY STATEMENT

OF

TIMMINS GOLD CORP.

SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF

CAPITAL GOLD CORPORATION AND GAMMON GOLD INC.

This Proxy Statement (the “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Timmins Gold Corp., a British Columbia corporation (“Timmins” or “we”), in connection with Timmins’ solicitation of proxies from you, the holders of shares of common stock, par value $0.0001 per share (the “CGC Shares”), of Capital Gold Corporation, a Delaware corporation (“CGC”), to be used at a special meeting (the “Special Meeting”) of stockholders of CGC, to be held on March 18, 2011 at 10:00 a.m., local time at Ballard Spahr LLP, 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania 19103, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, Timmins is soliciting proxies from holders of CGC Shares to vote “AGAINST” the proposal to adopt the Agreement and Plan of Merger, dated as of October 1, 2010 and as thereafter amended, among CGC, Gammon Gold Inc. (“Gammon”) and Capital Gold AcquireCo, Inc., a wholly-owned subsidiary of Gammon (the “Gammon Agreement”), and to approve the acquisition of CGC by Gammon contemplated thereby (the “Gammon Transaction”). CGC has set February 14, 2011 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting (the “Record Date”). The principal executive offices of CGC are located at 76 Beaver Street, 14th Floor, New York, NY 10005, U.S.A.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to the stockholders of CGC on or about              , 2011.

This solicitation is being made by Timmins and not by or on behalf of CGC’s board of directors (the “Board” or “CGC Board”).

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE OUR FELLOW CGC STOCKHOLDERS TO VOTE “AGAINST” THE ADOPTION OF THE GAMMON AGREEMENT AND APPROVAL OF THE GAMMON TRANSACTION. WE BELIEVE THAT THE CONSIDERATION TO BE PAID TO CGC’S STOCKHOLDERS BY GAMMON IN THE GAMMON TRANSACTION IS INADEQUATE, AND THAT BETTER ALTERNATIVES EXIST.

On September 1, 2010, Timmins made a non-binding proposal to the CGC Board for a merger of equals between Timmins and CGC. On September 3, 2010, Timmins revised its proposal by increasing the consideration from 2.02 to 2.27 common shares, without par value, of Timmins (the “Timmins Shares”) for each CGC Share (the “Timmins Merger Proposal”). Thereafter, Timmins tried to contact CGC on several occasions in order to discuss a potential acquisition of CGC by Timmins. On September 27, 2010, Timmins publicly announced that it had made the Timmins Merger Proposal. On October 1, 2010, CGC announced that its board of directors entered into the Gammon Agreement.

Timmins continued to seek to negotiate a friendly merger with CGC, and sent a letter to the CGC Board on October 12, 2010, stating that Timmins wished to acquire all CGC Shares in exchange for 2.27 Timmins Shares per

CGC Share. Timmins also indicated that it was willing to enter into a merger agreement with CGC on significantly more favorable terms to CGC than contained in the Gammon Agreement. On October 14, 2010, CGC rejected Timmins’ proposal, stating that it was not a superior proposal. After allowing the CGC Board time to reflect on the Timmins Merger Proposal, Timmins reaffirmed its commitment to the Timmins Merger Proposal in a letter to the CGC Board on December 2, 2010. In addition to Timmins’ offer of 2.27 Timmins Shares for each CGC Share, Timmins also offered to reduce the termination fee to 1% of the equity value of the transaction compared to approximately 3.6% in the Gammon Agreement, eliminate the five-day matching rights, eliminate the $2 million unilateral termination right afforded Gammon and to delete a number of other closing conditions that affect the certainty of closing the Gammon Transaction. However, CGC again rejected Timmins’ request to consider a friendly merger with Timmins. In January 2011, CGC invited Timmins to discuss a potential transaction and requested that Timmins provide due diligence materials to CGC. Timmins provided the due diligence materials, but on February 1, 2011, CGC again rejected Timmins’ proposal and publicly announced that it had discontinued negotiations with Timmins.

As a result, on February 10, 2011, Timmins announced an offer for stockholders of CGC to exchange their CGC Shares directly for Timmins Shares, with each stockholder receiving 2.27 Timmins Shares for each CGC Share tendered for exchange (the “Exchange Offer”), and filed a registration statement on Form F-4 to facilitate the Exchange Offer. The Exchange Offer does not restrict Timmins from entering into a merger agreement with CGC on the terms of the Timmins Merger Proposal or otherwise, and Timmins remains committed to the Timmins Merger Proposal. The Exchange Offer has not yet commenced. The Exchange Offer will commence when we first mail the prospectus/offer to exchange and a related letter of transmittal to CGC stockholders.

On             , 2011, the last trading day immediately preceding the date of the printing of this Proxy Statement, the closing price of a Timmins Share on the TSX Venture Exchange (the “TSX-V”) was $            , based on the Bank of Canada’s noon exchange rate on such date. Consequently, the implied value of the Exchange Offer per CGC Share was $            . Based on the volume weighted average of the respective closing share prices for the last 30 trading days, the Exchange Offer has a value of $5.42 per CGC Share, and exceeds the value of the Gammon Transaction by $0.33 per CGC Share. We are confident that CGC’s stockholders recognize that our Exchange Offer is superior to the Gammon Transaction.

Our Exchange Offer is subject to a number of conditions, including: the tender by CGC’s stockholders of at least that number of CGC Shares that, when added to the Shares owned by Timmins, shall constitute a majority of outstanding CGC Shares on a fully diluted basis, the termination of the Gammon Merger Agreement, receipt of regulatory approvals, the inapplicability of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) and the approval of our shareholders to issue Timmins Shares in our Exchange Offer. The conditions to our Exchange Offer are more fully described in “The Offer—Conditions of the Offer” in the Offer to Exchange.

As discussed in more detail below, even if the Gammon Agreement is rejected by CGC’s stockholders, there is no guarantee that CGC’s stockholders will accept our Exchange Offer or that the other conditions to our Exchange Offer will be met and, therefore, the result could be that CGC would remain independent of both Gammon and Timmins.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE OUR EXCHANGE OFFER AT THIS TIME. HOWEVER, A VOTE “AGAINST” THE GAMMON TRANSACTION WILL PRESERVE YOUR OPPORTUNITY TO BENEFIT FROM OUR EXCHANGE OFFER, WHICH WE BELIEVE, IF CONSUMMATED, WILL PROVIDE SIGNIFICANTLY GREATER SHORT-TERM AND LONG-TERM VALUE THAN THE GAMMON TRANSACTION.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CGC, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. WE URGE YOU TO VOTE “AGAINST” THE GAMMON TRANSACTION BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEETING. YOU MAY VOTE BY INTERNET OR TELEPHONE, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING.

OUR EXCHANGE OFFER IS THE SUBJECT OF A REGISTRATION STATEMENT ON FORM F-4 (WHICH CONTAINS A PROSPECTUS/OFFER TO EXCHANGE (THE “OFFER TO EXCHANGE”)) THAT

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WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON FEBRUARY 10, 2011. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS REGISTRATION STATEMENT, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO IF AND WHEN THEY BECOME AVAILABLE BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS, INCLUDING THIS PROXY STATEMENT, FILED BY TIMMINS WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NY 10022, U.S.A., AT 877-800-5182 (TOLL FREE FOR STOCKHOLDERS) OR 212-750-5833 (COLLECT FOR BANKS AND BROKERS).

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REASONS TO VOTE “AGAINST” THE GAMMON TRANSACTION

Timmins is soliciting proxies from CGC’s stockholders in opposition to the Gammon Transaction and specifically “AGAINST” the proposal to adopt the Gammon Agreement and to approve the Gammon Transaction. Timmins urges all of CGC’s stockholders to vote “AGAINST” the Gammon Transaction for the following reasons:

•	A vote “AGAINST” the Gammon Transaction clears the way for acceptance of the merger-of-equals of CGC and Timmins contemplated by the Timmins Merger Offer.

Despite the CGC Board’s repeated rejections of our proposals, we believe that the Timmins Merger Proposal constitutes a superior proposal to the Gammon Agreement.

We believe that a combination of Timmins and CGC would create significant value for both CGC stockholders and Timmins shareholders. The issuance of Timmins Shares to a CGC stockholder will allow that stockholder to participate in the growth and value creation of the combined company. We believe the combination of Timmins and CGC is compelling and offers a number of strategic benefits, including the following:

•

Increased Production: Based on Timmins’ and CGC’s projected gold production for 2011, we estimate that the combined company will have 2011 production of approximately 160,000 ounces of gold, making it a solid mid-tier producer.

•

Re-Rating Opportunity: We expect that the combined company will be recognized as a solid mid-tier producer, which should lead to a re-rating of the combined company’s share price. We believe this re-rating opportunity offers CGC stockholders a significant potential benefit that would not be available at all or in the same degree in connection with the sale of CGC to Gammon. In fact, CGC’s proxy statement in connection with the Gammon Transaction states that CGC’s own financial advisor noted that “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold.”

•

Low-Cost Producer: Based on a weighted average of Timmins’ and CGC’s projected life of mine production costs, we estimate that the combined company will have a life of mine cash production cost of approximately $484 per ounce of gold.

•

Strong Gold Reserves: Based on Timmins’ and CGC’s current mineral reserve estimates, the combined company will have approximately 2.2 million ounces of proven and probable reserves, and we believe will have significant opportunities to further develop and add to such reserves.

•

Complementary Assets: CGC’s El Chanate Mine and Timmins’ San Francisco Mine are located within 65 kilometres of each other in the Sonora region of Mexico. The close proximity will allow Timmins’ existing operations team, who are located in the region, to manage the operations at both mines and the exploration opportunities in and around the mines and within the region. We believe that the close proximity of the two mines will, thus, provide operational and strategic benefits to the combined company.

•

Experienced Management Team: The combination of key members of CGC’s and Timmins’ management teams will provide excellent leadership from an operational perspective and have a strong track record raising capital.

Timmins is confident that once you have reviewed its proposal you will agree that it delivers both greater short-term and long-term value and provides greater certainty of closing than the Gammon Transaction, and therefore constitutes a superior proposal to the Gammon Agreement.

•

A vote “AGAINST” the Gammon Transaction preserves your opportunity to benefit from our Exchange Offer, which we believe, if consummated, will provide significantly greater short-term and long-term value than the Gammon Transaction.

We believe that our Exchange Offer, if consummated, would be superior to the Gammon Transaction because it would provide CGC’s stockholders an opportunity to realize the benefits discussed above, which we believe will provide greater short-term and long-term value for

CGC stockholders. On             , 2011, the last trading day immediately preceding the date of the printing of this Proxy Statement, the closing price of a Timmins Share on the TSX-V was $            , based on the Bank of Canada’s noon exchange rate on such date, and the closing price of a CGC Share on the NYSE Amex was $            . Consequently, the implied value of the consideration offered in our Exchange Offer was $             per CGC Share. Based on the volume weighted average of the respective closing share prices for the last 30 trading days, the Exchange Offer has a value of $5.42 per CGC Share, and exceeds the value of the Gammon Transaction by $0.33 per CGC Share. Timmins is confident that CGC’s stockholders will recognize that our Exchange Offer is superior to the Gammon Transaction.

Solely for purposes of illustration, the following table indicates the value of the consideration offered in our Exchange Offer based on different assumed prices for Timmins Shares:

Assumed Price of Timmins Share	Market Value of Exchange Offer (Per CGC Share Exchanged)
$1.60	$3.632
$1.80	$4.086
$2.00	$4.540
$2.20	$4.994
$2.40	$5.448
$2.60	$5.902
$2.80	$6.356

The prices of Timmins Shares used in the above table are for purposes of illustration only. The value of the consideration offered in our Exchange Offer will change as the price of Timmins Shares fluctuates during our Exchange Offer period and thereafter, and may therefore be higher or lower than the prices set forth in the examples above at the expiration of our Exchange Offer. CGC’s stockholders are encouraged to obtain current market quotations for Timmins Shares and CGC Shares prior to making any decision with respect to our Exchange Offer.

Our Exchange Offer is subject to a number of conditions, including: the tender by CGC’s stockholders of at least that number of CGC Shares that, when added to the Shares owned by Timmins, shall constitute a majority of outstanding CGC Shares on a fully diluted basis, the termination of the Gammon Merger Agreement, receipt of regulatory approvals and the approval of our shareholders to issue Timmins Shares in our Exchange Offer. Further, the Exchange Offer is subject to the condition that the board of directors of CGC shall have approved the Exchange Offer and the Timmins Merger Proposal pursuant to the requirements of Section 203 of the DGCL, or Timmins shall have concluded, in its reasonable judgment, that Section 203 does not apply to or otherwise restrict the Offer, the Timmins Merger Proposal or any such business combination. CGC has not opted out of Section 203 of the DGCL and, therefore, approval of the CGC board of directors is required in connection with the Exchange Offer, which is why we will also commence a consent solicitation to remove and replace the CGC board of directors. In general, Section 203 prevents an “Interested Stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “Business Combination” (which term includes mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an Interested Stockholder. This condition will be satisfied if (1) prior to the acceptance for exchange of CGC Shares pursuant to the Exchange Offer, CGC’s board of directors (x) shall have unconditionally approved the Exchange Offer and the Timmins Merger Proposal or (y) shall have approved each of Timmins and its subsidiaries as an Interested Stockholder or (2) there are validly tendered and not withdrawn prior to the expiration date of the Exchange Offer a number of CGC Shares that, together with the CGC Shares then owned by Timmins, would represent at least 85% of the CGC Shares outstanding on the date of the Form F-4 (excluding CGC Shares owned by certain employee stock plans and persons who are directors and also officers of CGC). The conditions to our Exchange Offer are more fully described in “The Offer—Conditions of the Offer” in the Offer to Exchange.

There is no guarantee that CGC’s stockholders will tender into our Exchange Offer that number of CGC Shares which, when added to the number of CGC Shares then owned by Timmins, will constitute a majority of the outstanding CGC Shares, or that the other conditions to our Exchange Offer will be met. As a result, CGC’s stockholders cannot be guaranteed that any premium to the price offered in the Proposed Timmins Merger will be paid to them based solely on their rejection of the Gammon Transaction.

We expect that the transaction contemplated by our Exchange Offer could be consummated in the second quarter of 2011. However, there are no assurances that this timeframe will be met or that all of the conditions to our Exchange Offer will be satisfied, including that antitrust approval will be obtained from the Federal Trade Commission (the “FTC”) or the Comisión Federal de Competencia, the Mexican Antitrust Commission. Additionally, we cannot guarantee that any antitrust approval we receive will not be subject to conditions that could adversely impact the value of the combined business or our ability to obtain financing for the transaction. CGC stockholders should take all of these factors into account when determining the value of our Exchange Offer to them.

CGC’s stockholders should also consider the risks that may be associated with an investment in Timmins’ Shares and with the transaction contemplated by our Exchange Offer. These factors are set forth in the “Forward-Looking Statements” section of this Proxy Statement and are described in more detail in the section entitled “Risk Factors” in the Offer to Exchange which has been filed with the SEC and is available to CGC’s stockholders. CGC’s stockholders may obtain a copy of the Offer to Exchange free of charge at the SEC’s website (www.sec.gov)

or by directing a request to Innisfree M&A Incorporated (“Innisfree” or “Innisfree M&A Incorporated”) at 877-800-5182 (toll free for stockholders) or 212-750-5833 (collect for banks and brokers).

We are confident that CGC’s stockholders recognize that our Exchange Offer is superior to the Gammon Transaction. Information with respect to the range of closing sale prices for the CGC Shares for certain dates and periods is set forth in the Proxy Statement/Prospectus included in Amendment No. 4 to the Registration Statement on Form F-4 filed by Gammon with the SEC on February 15, 2011 (the “Gammon F-4”). Timmins urges stockholders to obtain a current market quotation for the Timmins Shares and the CGC Shares.

•	A vote “AGAINST” the Gammon Transaction encourages the CGC Board to consider other alternatives for CGC, including the Timmins Merger Proposal.

On September 1, 2010, Timmins made a non-binding proposal to the CGC Board for a merger of equals between Timmins and CGC. On September 3, 2010, Timmins revised its proposal by increasing the consideration from 2.02 to 2.27 Timmins Shares for each CGC Share. Thereafter, Timmins tried to contact CGC on several occasions in order to discuss a potential acquisition of CGC by Timmins. On September 27, 2010, Timmins publicly announced that it had made the Timmins Merger Proposal. On October 1, 2010, CGC announced that its board of directors entered into the Gammon Agreement.

Timmins continued to seek to negotiate a friendly merger with CGC, and sent a letter to the CGC Board on October 12, 2010, stating that Timmins wished to acquire all CGC Shares in exchange for 2.27 Timmins Shares per CGC Share. Timmins also indicated that it was willing to enter into a merger agreement with CGC on significantly more favorable terms to CGC than contained in the Gammon Agreement. On October 14, 2010, CGC rejected Timmins’ proposal, stating that it was not a superior proposal. After allowing the CGC Board time to reflect on the Timmins Merger Proposal, Timmins reaffirmed its commitment to the Timmins Merger Proposal in a letter to the CGC Board on December 2, 2010. In addition to Timmins’ offer of 2.27 Timmins Shares for each CGC Share, Timmins also offered to reduce the termination fee to 1% of the equity value of the transaction compared to approximately 3.6% in the Gammon Agreement, eliminate the five-day matching rights, eliminate the $2 million unilateral termination right afforded Gammon and to delete a number of other closing conditions that affect the certainty of closing the Gammon Transaction. However, CGC again rejected Timmins’ request to consider a friendly merger with Timmins. In January 2011, CGC invited Timmins to discuss a potential transaction and requested that Timmins provide due diligence materials to CGC. Timmins provided the due diligence materials, but on February 1, 2011, CGC again rejected Timmins’ proposal and publicly announced that it had discontinued negotiations with Timmins.

If the Gammon Transaction is rejected, the CGC Board will be encouraged to revisit its duty to find the best alternative for stockholders whether that is the Timmins Merger Proposal or another transaction.

USE YOUR GOLD PROXY CARD TO VOTE “AGAINST” THE GAMMON TRANSACTION TODAY BY INTERNET OR TELEPHONE, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM CGC. EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY CARD FURNISHED BY CGC, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY USING THE ENCLOSED GOLD PROXY CARD TO VOTE TODAY.

WE URGE YOU TO SEND THE CGC BOARD A CLEAR MESSAGE THAT OUR EXCHANGE OFFER, IF CONSUMMATED, WILL PROVIDE SIGNIFICANTLY GREATER SHORT-TERM AND LONG-TERM VALUE THAN THE GAMMON TRANSACTION. VOTE “AGAINST” THE GAMMON TRANSACTION.

BACKGROUND OF THE SOLICITATION

In connection with Timmins’ long-term strategic plans involving internal growth alternatives, acquisitions and business combinations, Timmins’ management continuously evaluates strategic acquisition candidates. As part of this ongoing evaluation process and after prompting by certain of CGC’s stockholders, Timmins’ board of directors identified CGC as a company with assets that fit into Timmins’ growth strategy.

On July 13, 2010, Colin Sutherland, then President of Nayarit Gold, met with Bruce Bragagnolo, CEO of Timmins, to discuss a potential merger of CGC and Timmins, in which CGC would issue its shares at a premium in exchange for all of the issued and outstanding Timmins Shares. Also present at that meeting were representatives of CGC’s financial advisor and Alex Tsakumis, Vice President, Corporate of Timmins. The meeting was arranged by CGC’s financial advisor.

On July 28, 2010, Scott Hazlitt, Chief Operating Officer of CGC, visited Timmins’ San Francisco Mine and met with Arturo Bonillas, President of Timmins.

On August 9, 2010, Mr. Sutherland and a representative from Cormark Securities Inc. (“Cormark”), another of CGC’s financial advisors, met with Mr. Bragagnolo in Vancouver, British Columbia to discuss a potential business combination pursuant to which CGC would issue its shares at a premium in exchange for all of the issued and outstanding Timmins Shares.

On August 13, 2010, Messrs. Bragagnolo and Bonillas met with Eric Sprott of Sprott Asset Management LP to inquire whether Sprott would support a merger of Timmins and CGC. Also in attendance was a representative of M Partners Inc., Timmins’ financial advisor (“M Partners”). Sprott is a portfolio manager that manages approximately 12.4% of the outstanding CGC Shares.

On August 18 and 19, 2010, Messrs. Bragagnolo and Bonillas and Messrs. Sutherland and Hazlitt visited Timmins’ San Francisco mine and CGC’s El Chanate mine.

On August 23, 2010, Cormark notified Timmins that CGC was no longer pursuing a merger with Timmins and had instead commenced a process to sell itself and invited Timmins to submit a proposal.

Following discussions with the other Timmins board members, Mr. Bragagnolo advised Cormark that Timmins may be interested in exploring a potential business combination with CGC. In response, Cormark delivered to Mr. Bragagnolo a confidential information memorandum (the “CIM”) to outline the bid process. The CIM that Timmins received from Cormark indicated that CGC would notify its preferred bidder on September 3, 2010, and that on September 7, 2010 CGC would select an exclusive party with which to pursue a combination, if such a selection were warranted.

At the same time Cormark delivered the CIM, it also requested that Timmins sign a non-disclosure agreement. In addition to standard confidentiality provisions, the non-disclosure agreement also contained a standstill provision that precluded Timmins from participating in a business combination with CGC outside of the Cormark process. Mr. Bragagnolo advised Cormark that Timmins considered the standstill provision unduly restrictive, particularly in light of the fact that CGC had commenced a competitive auction process, but that he was otherwise prepared to sign the non-disclosure agreement. Ultimately, the non-disclosure agreement was not executed because CGC would not agree to remove the burdensome standstill.

Cormark advised Mr. Bragagnolo that any proposal by Timmins should include evidence that CGC’s stockholders were supportive of such proposal as well as an indication that Timmins had the ability to raise capital, if needed.

On September 1, 2010, Timmins made a non-binding proposal to CGC’s board of directors, through Cormark, to merge with CGC on a negotiated basis based on an exchange ratio of 2.02 Timmins Shares for each outstanding CGC Share (the “Initial Proposal”). This represented a value of $4.00 per CGC Share, or a 23% premium over the $3.25 closing price of the CGC Shares on August 31, 2010. However, Timmins did not receive a response to the Initial Proposal from Cormark or CGC. Timmins also submitted letters from two financial institutions indicating that each was highly confident that it could raise capital for Timmins, if needed.

At the same time, in response to Cormark’s advice, Timmins conducted discussions with five independent stockholders of CGC, who on a combined basis own approximately 33% of the CGC Shares outstanding. The purpose of these discussions was to demonstrate that the CGC stockholders would support the Initial Proposal. All five of the CGC stockholders advised Timmins of their support for the Initial Proposal and two of the CGC stockholders, who on a combined basis own approximately 17% of the CGC Shares outstanding, agreed to enter into agreements in support of the Initial Proposal.

Following the submission of its Initial Proposal on September 1, 2010, Timmins and M Partners tried on numerous occasions to contact both Cormark and CGC by telephone in order to discuss the Initial Proposal. Despite all of Timmins efforts to engage with CGC, Cormark and CGC did not respond.

On September 3, 2010, M Partners sent a letter to Cormark setting out the advantages of the Initial Proposal, reiterating Timmins’ desire to come to a mutually beneficial agreement to acquire CGC and confirming its willingness to take the steps necessary to achieve that result. Neither Cormark nor CGC responded, and because September 3, 2010 was the date that the CIM indicated that bidders would be notified, M Partners sent a second letter expressing Timmins’ concern at having not been given an opportunity to present the Initial Proposal to CGC’s board of directors.

On September 3, 2010, Timmins revised its proposal to increase the value of its offer by $0.50 per CGC Share, from $4.00 to $4.50, which also represented an increase in the exchange ratio from 2.02 to 2.27 Timmins Shares per CGC Share (the “Revised Proposal”). On that same day and as a result of Timmins’ efforts to communicate directly with CGC’s board of directors, CGC denied Timmins’ request to meet in person but did agree to allow Timmins to present the Revised Proposal by conference call.

On September 7, 2010, a conference call took place among Mr. Bonillas and Mr. Bragagnolo on behalf of Timmins and John Cutler, Gary Huber and Stephen Cooper, each a member of CGC’s board of directors, on behalf of CGC. Also participating on the call were representatives of M Partners and Cormark.

On the conference call of September 7, 2010, Messrs. Cutler, Huber and Cooper informed Mr. Bragagnolo that they constituted a special committee of CGC’s board of directors formed to evaluate potential business combinations (the “Special Committee”). During this call, which lasted approximately 45 minutes, the Revised Proposal was presented and discussed. Neither the Special Committee nor its advisors engaged in any discussion regarding valuation or the value of the Revised Proposal. Timmins received no feedback or other communication from CGC following the conference call.

On September 9, 2010, Cormark advised Timmins that the Revised Proposal had been rejected.

On September 17, 2010, Timmins sent yet another letter to CGC’s board of directors, again expressing its desire to enter into a mutually beneficial transaction and requesting that CGC provide an update on the bid process. In an effort to advance the process, Timmins requested that CGC respond with a firm time for the parties to meet and discuss the Revised Proposal by September 20, 2010.

On September 20, 2010, Timmins received a letter from CGC advising that CGC’s board of directors had reviewed the Revised Proposal and determined not to accept it.

On September 27, 2010, Timmins issued a press release announcing that CGC had not been receptive to the Revised Proposal. The release outlined the key terms of the Revised Proposal and indicated that stockholders representing approximately 17% of the CGC Shares outstanding had signed agreements to support the Revised Proposal.

Later that day, CGC responded by issuing a press release announcing the bid process, the engagement of Cormark, the formation of the Special Committee and its receipt of the Revised Proposal from Timmins. CGC went on to state that the Revised Proposal, among others, had been rejected, and that the Revised Proposal was determined not to be in the best interests of CGC stockholders. It went onto indicate that the Special Committee was still considering CGC’s strategic alternatives.

On October 1, 2010, CGC and Gammon issued a joint press release announcing that they had entered into the Gammon Agreement, pursuant to which CGC would become a wholly-owned subsidiary of Gammon.

On October 5, 2010, Timmins issued a press release announcing that stockholder support for the Revised Proposal had increased due to the terms of the Gammon Agreement.

On October 12, 2010, Timmins submitted a letter to CGC’s board of directors, offering to acquire each outstanding CGC Share for 2.27 Timmins Shares, subject to the completion of confirmatory due diligence and termination of the Gammon Agreement. This represented a value of $4.63 per CGC Share, or a $0.17 premium per CGC Share over the Gammon offer. The letter also advised CGC’s board of directors that Timmins was willing to enter into a merger agreement on terms more favorable to CGC stockholders than those contained in the Gammon Agreement. In Timmins’ view, its proposed transaction clearly constituted a superior proposal under the terms of the Gammon Agreement (a “Superior Proposal”).

On October 14, 2010, Mr. Bragagnolo received a letter from counsel to CGC advising him that the Special Committee had rejected the Revised Proposal and determined that it did not constitute a Superior Proposal.

On December 2, 2010, Timmins reaffirmed its commitment to the Revised Proposal in a letter to CGC’s board of directors. In the letter, in addition to Timmins offer of 2.27 Timmins Shares for each CGC Share, Timmins also offered to reduce the termination fee to 1% of the equity value of the transaction compared to approximately 3.6% in the Gammon Agreement, eliminate the five-day matching right afforded to Gammon, eliminate the $2 million unilateral termination right afforded Gammon and to delete a number of conditions which individually and as a whole presented issues with the certainty of closing the Gammon transaction. Timmins also expressed its dissatisfaction with the manner in which Timmins had been treated in the process and explained why it believed that a merger of Timmins and CGC would be beneficial to CGC shareholders.

Timmins issued a press release the next morning, which included the letter to CGC’s board of directors and stated that such letter was Timmins’ final request to CGC’s board of directors.

On December 5, 2010, CGC responded by issuing a press release announcing that CGC’s board of directors had rejected the Revised Proposal and determined that it did not constitute a Superior Proposal.

On December 21, 2010, a representative of Shearman & Sterling LLP, legal advisor to Timmins, contacted a representative of Ellenoff Grossman & Schole LLP, legal counsel to CGC, to inquire as to the legal basis, given that the Revised Proposal represented a significant premium to the Gammon offer and that CGC’s share price had consistently traded in excess of the Gammon offer, on which CGC continued to refuse to engage in discussions with Timmins. The representative of Ellenoff Grossman acknowledged that the Revised Proposal represented a significant premium to the Gammon offer and that CGC’s share price had consistently traded in excess of the Gammon offer but stated that CGC’s board of directors, based on advice from Cormark, believed that Timmins did not have sufficient funds to pay the $10.3 million termination fee required by the Gammon Agreement (the “Gammon Fee”), and therefore the Revised Proposal could not constitute a Superior Proposal. The representative of Shearman & Sterling responded that he did not believe that the inquiry as to whether Timmins could fund the Gammon Fee was appropriate under Delaware law or required under the Gammon Agreement, and that such a line of inquiry may suggest that the Gammon Fee precludes CGC’s board of directors from considering alternatives to the Gammon offer. The representative of Shearman & Sterling then stated that he understood that Timmins was confident that it could fund the Gammon Fee.

On December 28, 2010, a representative of Ellenoff Grossman contacted the representative of Shearman & Sterling and advised that CGC’s board of directors was prepared to meet with Timmins to discuss the Revised Proposal.

On December 30, 2010, Ellenoff Grossman and Ballard Spahr LLP, counsel to the M&A Committee of CGC’s board of directors (the “CGC Committee”), sent a draft mutual non-disclosure and confidentiality agreement to Shearman & Sterling, which after a period of negotiation and revision was executed on January 4, 2011. During that period, the parties also agreed that they would meet on January 6, 2011 at the offices of Ballard Spahr in Philadelphia, Pennsylvania.

On January 4, 2011, at the request of Timmins, each of Sprott and RBC Global Asset Management entered into a support agreement with Timmins, pursuant to which they agreed to tender all of their CGC Shares in the Offer, and also agreed to cause their CGC Shares to be voted in favor of a consent solicitation to remove and replace CGC’s current board of directors, against the adoption of the Gammon Agreement and in favor of any other matter necessary to the consummation of the Offer. RBC indicated that it supported Timmins’ proposal because it believes Timmins’ proposal is superior to the Gammon offer.

On January 6, 2011, the parties met at the offices of Ballard Spahr in Philadelphia, Pennsylvania. In attendance were John Cutler, Chairman of the CGC Committee, Stephen Cooper, Chairman of CGC’s board of directors and a member of the CGC Committee, Gary Huber, a member of CGC’s board of directors, Christopher Chipman, Chief Financial Officer of CGC, as well as representatives from Ballard Spahr, Ellenoff Grossman, Cormark, and Mr. Bragagnolo, as well as representatives of Shearman & Sterling and M Partners. Mr. Bragagnolo and M Partners made a presentation which primarily related to Timmins and the re-rating that both Timmins and CGC shareholders could benefit from as a result of a merger of equals transaction. Timmins also advised CGC that Timmins had written support agreements from stockholders representing approximately 20% of the CGC Shares outstanding and written indications of support from stockholders representing approximately a further 15% of the CGC Shares outstanding. During and following the presentation, CGC’s representatives asked several questions regarding Timmins ability to pay the transaction expenses associated with its proposal, including whether Timmins could fund the Gammon Fee. On three occasions during the meeting, Mr. Chipman asked how Timmins would fund the $3.6 million in change of control payments that may be payable to three executive officers of CGC, including Mr. Chipman. Mr. Bragagnolo advised that he expected that the combined company would have sufficient cash to fund the transaction expenses, including the Gammon Fee. Mr. Bragagnolo also stated that Timmins was confident that it could raise funds in the market if necessary to fund the transaction expenses and future capital expenditures, to which M Partners and Cormark concurred. The representatives of CGC also asked whether Timmins would grant board representation to members of CGC’s board of directors. Mr. Bragagnolo indicated that this was something that Timmins could consider but that he did not want to appear to be offering the members of CGC’s board of directors an inappropriate inducement to support the Revised Proposal. CGC then excused Timmins and its advisors from the meeting. CGC subsequently invited Timmins and its advisors to rejoin the meeting. CGC and its representatives advised Timmins that CGC would need to conduct extensive due diligence on Timmins, including sending experts to the San Francisco Mine. Timmins’ representatives indicated that Timmins was prepared to provide CGC with due diligence materials but that in light of the circumstances (including that CGC could have conducted such due diligence in August and September of 2010 and that CGC had already completed a site visit to the San Francisco Mine), such due diligence should be targeted in scope and completed expeditiously.

On January 10, 2011, a representative of Ellenoff Grossman e-mailed Timmins a seven-page, generic “Due Diligence Request List,” as well as a four page financial “Preliminary Document Request List.” Representatives of Timmins advised representatives of CGC that while Timmins was prepared to provide CGC with material and relevant information necessary to assist CGC’s board of directors in concluding that Timmins’ proposal constitutes a Superior Proposal, the requests sent by Ellenoff Grossman did not suggest that CGC was prepared to proceed with due diligence in a targeted and expeditious manner.

On January 12, 2011, Mr. Hazlitt and representatives of SRK Consulting, CGC’s independent mining consultant, participated in a conference call with Mr. Bragagnolo and representatives of Micon International Limited, Timmins’ independent mining consultant.

On January 14, 2011, Mr. Hazlitt and representatives of SRK visited the San Francisco Mine.

On January 18, 2011, Mr. Cutler sent a letter to Mr. Bragagnolo indicating that Timmins had not adequately responded to CGC’s due diligence requests. The letter closed with the following paragraph: “The M&A Committee of the [CGC] Board hereby requests that you immediately cooperate with the Company [CGC] in its efforts to conduct thorough legal, operational, regulatory, technical and financial due diligence including, but not limited to, written evidence of your repeated representations that Timmins has: (i) the cash to pay the break fee that the Company is obligated to pay pursuant to the Gammon agreement if it pursues a transaction with Timmins and (ii) adequate resources to satisfy other financial obligations to consummate a merger with the Company [CGC]. Absent immediate and thorough due diligence, the [CGC] Board is unable to make the determination of whether the proposal submitted by Timmins constitutes a Superior Proposal.”

On January 18, 2011, a representative of Ballard Spahr contacted a representative of Shearman & Sterling regarding the foregoing letter. The representative of Ballard Spahr indicated CGC’s “disappointment” and “concern” that more due diligence materials had not been provided.

On January 20, 2011 Mr. Bragagnolo sent a letter to CGC’s board of directors, which stated: “We are in the process of compiling the technical information requested by SRK and should have such information available in a confidential data room no later than the middle of next week. As you can appreciate the list is quite extensive. In addition we are compiling our most recent financial information and will forward you such information in the same time frame. We are confident that after receipt of such information you will be able to arrive at the conclusion that the Timmins Gold proposal, which today was $0.80 higher than the Gammon offer, is superior.”

On January 27, 2011, a representative of Ballard Spahr contacted a representative of Shearman & Sterling and advised that CGC had “exhausted its patience” and that the CGC Committee had “serious concerns” about Timmins’ ability to pay the Gammon Fee. The representative of Shearman & Sterling explained that, other than additional due diligence requests, Timmins had received no feedback from CGC regarding its due diligence on the San Francisco Mine, and had been awaiting such feedback. The representative of Shearman & Sterling also explained that Timmins had been collecting information but has a limited corporate staff to review the request and compile the information. After the call, Mr. Cutler sent the following letter to Mr. Bragagnolo.

VIA E-MAIL AND COURIER

January 27, 2010 [sic]

Mr. Bruce Bragagnolo

Chief Executive Officer

Timmins Gold Corporation

Suite 520 – 609 Granville St

Vancouver, BC, Canada V7Y 1G5

Re: Capital Corporation (the “Company”)

Dear Mr. Bragagnolo:

On January 6, 2011, the M&A Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) met with you (the “January 6 Meeting”) and your advisors to assist in its determination whether the proposal submitted to the Company by Timmins Gold Inc. (“Timmins”) was a superior proposal (“Superior Proposal”) as that term is defined in the merger agreement by and between the Company and Gammon Gold Inc. (the “Gammon Agreement”). At that meeting, we clearly stated that, consistent with our fiduciary obligations, we are required to perform thorough due diligence before we can make a determination as to whether your proposal constitutes a Superior Proposal. As such, we committed to perform such requisite due diligence expeditiously and also informed you that we have an operational and financial due diligence team prepared to perform on-site due diligence. Further, on January 9, 2011, we retained SRK to conduct operational due diligence at the Timmins’ San Francisco mine.

On January 10, 2011, our counsel transmitted to you and your counsel due diligence requests (the “Diligence Requests”), copies of which we again transmitted to you on January 18, 2011. To date, we have received no response to our Diligence Requests, nor have we received responses to our requests to conduct on-site financial and books and records due diligence. On January 14, 2011, Mr. Scott Hazlitt, the Company’s Chief Operating Officer, visited the San Francisco mine with SRK and was given limited access to information. Subsequent to that visit, we have on several occasions made repeated requests to obtain access to the remaining, requisite due diligence. On January 20, 2011, you advised us that we would receive access to a data site with technical due diligence specifically requested by SRK (the “SRK Diligence”), together with financial due diligence, on or before Wednesday, January 26, 2011. That date has since passed, and you have not provided us access to complete the SRK Diligence.

It is now three weeks since the January 6 Meeting. Despite our repeated efforts, we have not been given access to the SRK Diligence, nor have you responded to the Diligence Requests. In fact, we have not been advised of the location, or given access to, the Timmins mining records, nor have we been advised of the location of, or given access to, the Timmins financial books and records or with whom we should meet to conduct requisite financial diligence. Each of the abovementioned requests is crucial to our analysis. We do not believe our requests have been overly burdensome and do not believe that a response to our requests should require a significant amount of time. We have just been notified that some material purportedly responsive to these requests will be or is now being transmitted to us.

The Board’s determination that the Timmins proposal was likely to lead to a Superior Proposal and its decision to have the January 6 Meeting with Timmins was based, in part, upon your counsel’s representation, which you reiterated at the January 6 Meeting, that Timmins has the capacity to pay the break fee required by the Gammon Agreement. We have repeatedly requested verification with respect to this representation and, to date, have been given nothing that confirms Timmins’ ability to pay the break fee, or any other costs and expenses associated with a transaction with Timmins.

Based upon representations made by you and your advisors, the Company has gone to considerable expense and devoted significant resources with respect to the determination of whether the Timmins proposal is a Superior Proposal. In order to determine whether the Timmins proposal is a Superior Proposal, we require a complete response to: (i) the Diligence Requests, (ii) the SRK Diligence, and (iii) proof that Timmins has available funds to immediately pay the break fee. We have made every effort to conduct due diligence in an expeditious manner, but our requests for information have not been adequately addressed. If you are serious about your proposal and wish us to have the information necessary to make a determination of whether the Timmins proposal is a Superior Proposal, please provide us with a complete response no later than the close of business at 5:00 p.m. New York time, January 28, 2011.

Very truly yours,

Mergers & Acquisitions Committee Board of Directors of Capital Gold Corporation

By:	“John Cutler”
Name:	John Cutler
Title:	Chairman of M&AC

On January 27, 2011, Timmins sent a significant quantity of operational data by email to CGC. Mr. Bragagnolo also sent the following email to Mr. Cutler “We have just downloaded around 200 megs of technical information to Scott Hazlitt. Tomorrow morning I will forward the financial information, a response to the legal questions and scanned copies of our contracts. It has been a lot of work but it is now mostly done. We remain committed to getting the merger between Timmins Gold and Capital Gold completed. The extensive amount of documentation being delivered is evidence of our good faith. We will arrange a conference call with Mr. Klein for some time tomorrow to discuss next steps. We thank you for your cooperation in this matter.” On January 28, 2011, Timmins sent a significant quantity of additional corporate and financial data by email to CGC.

On February 1, 2011, without any further discussion with Timmins, Mr. Cutler sent Mr. Bragagnolo the following letter:

VIA E-MAIL AND COURIER

February 1, 2011

Mr. Bruce Bragagnolo

Chief Executive Officer

Timmins Gold Corporation

Suite 520 – 609 Granville St

Vancouver, BC, Canada V7Y IG5

Re: Capital Gold Corporation (the “Company”)

Dear Mr. Bragagnolo:

On January 31, 2011, the Board of Directors of the Company (the “Board”), based upon the recommendation of the M&A Committee of the Board (the “Committee”) has made the determination that the proposal submitted by Timmins Gold Corporation (“Timmins”) does not constitute a Superior Proposal (as that term is defined in the Agreement and Plan of Merger between the Company, Gammon Gold Inc. and Capital Gold Acquireco, Inc. dated October 1, 2010, as amended), and as such, the Board has determined to terminate its consideration of the Timmins proposal. This determination incorporates a review of the due diligence materials provided by Timmins through January 28, 2011. Each of the members of the Board considered the factors he considered relevant in making this determination. Some of the factors considered by various members of the Board for terminating discussions with Timmins include the following:

Financial Concerns

•

We have significant concerns regarding Timmins’ financial position if we were to consummate the proposed transaction. First, Timmins’ consolidated financial statements for the quarter ended September 30, 2010 were prepared assuming that Timmins will continue on a going-concern basis. Timmins has incurred losses since inception and Timmins’ ability to continue as a going concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing. As of September 30, 2010, current liabilities were in excess of current assets and cash and cash equivalents was approximately $3.9 million. The working capital deficit was approximately $8.0 million as of September 30, 2010. Cash and cash equivalents were approximately $4.3 million as of December 31, 2010, as provided by you in due diligence materials. This represents an increase of cash and cash equivalents of only $0.4 million during the quarter ended December 31, 2010. Second, although you indicated that Timmins had the ability to pay the termination fee by including certain gold sale receivable and IVA receivable balances within cash and cash equivalents, you stated that Timmins’ net cash position as of December 31, 2010 was only $8.6 million. This is insufficient to pay the termination fee and other fees and expenses associated with the proposed transaction. Further, we believe that gold sale receivables and IVA receivable balances are not forms of cash that can be used to pay the termination fee and other costs associated with consummating a transaction with the Company and therefore should not be included in cash and cash equivalents. Based on the information you provided, paying the termination fee would put Timmins in a position where it may have to delay vendor payments, which we believe would cause financial issues for Timmins. We believe, based on the information provided by you, that even if Timmins was able to pay the termination fee and other transaction costs, it may significantly hinder Timmins’ ability to continue day-to-day operations. We cannot recommend a proposal to our stockholders where we have these concerns about the financial viability of the combined entity.

•

It appears that you do not opine on the effectiveness of Timmins’ internal controls over financial reporting on an annual basis. As you are aware, the Company and its auditors are required by the Sarbanes-Oxley Act of 2002 to opine on its internal controls. We also noted that the audit opinion provided by Timmins’ external auditor did not opine on the effectiveness of Timmins’ internal controls. A chief financial officer would play a key role in maintaining internal controls over financial reporting, however, this position, as you represented, is outsourced. If disclosure controls and procedures and/or internal controls over financial reporting were found to be ineffective or if a material weakness or significant deficiency in Timmins’

financial reporting were disclosed, investors may lose confidence in the reliability of Timmins’ financial statements, which may adversely affect Timmins’ financial results or its stock price. The recent restatement of Timmins’ financial statements further accentuates this concern.

Management Concerns

•

Based upon discussions with Timmins management and the due diligence materials received, we have concerns over the current management structure and experience level and its ability to successfully consummate and integrate a transaction with the Company.

Operational Concerns

•

We have concerns regarding Timmins’ ability to execute on its growth plans. We note that in Timmins’ most recent Annual Information Form filed on January 26, 2011, Timmins is planning to increase the crusher capacity to 18,000 tons per day at a cost of $11.2 million. This capital expenditure is necessary to increase production to the life-of-mine levels set forth in Timmins’ 43-101 report. This expenditure is planned for the fiscal quarter ending June 30, 2011 with commissioning anticipated in July 2011. Based on Timmins’ current cash position and after paying the termination fee and transaction costs, and ordinary course payments such as anticipated property payments, exploration costs and loan repayments, we are skeptical that cash on hand and cash flow from operations will be sufficient to generate the funds necessary to implement the revised mine plan in accordance with the time frame set forth in the 43-101 report.

•

We noted that the press release dated January 20, 2011 disclosed that Timmins mined an average grade of 0.939 g/t during the quarter ended December 31, 2010. During our meeting on January 6, 2011, you had represented that the mine was mining at a level of 0.81 g/t. We have concerns over the large variance between the life-of-mine grade disclosed in the 43-101 report of 0.695 g/t and the actual grade that has been mined at the project to date and what impact this has on the mine life.

•

Based on the extraction being approximately 52% project-to-date, we have concerns as to whether 70% recovery is achievable in the near term, especially considering that you only have actual results from leaching the first lift on your leach pad.

•

The Timmins press release dated January 20, 2011 disclosed that life of mine cash costs were anticipated to be $489, which is now consistent with Timmins’ 43-101 report. Our due diligence showed that, for the six months ended September 30, 2010, actual cash costs have been at an average of approximately $650 per ounce sold. Timmins will have to decrease its cash costs significantly to achieve the levels documented in its 43-101 report and we have concerns whether Timmins will be able to achieve this goal in the near term.

We thank you again for your interest in consummating a transaction with the Company. However, for the reasons set forth above, we have concluded that the Timmins proposal is not a Superior Proposal and will not be engaging in further discussions regarding the Timmins proposal.

Very truly yours,

Mergers & Acquisitions Committee Board of Directors of Capital Gold Corporation

By:	/s/ John W. Cutler
Name:	John W. Cutler
Title:	Chairman of M&AC

On February 8, 2011, Mr. Bragagnolo sent the following letter to CGC’s board of directors, which it also included in a press release.

BY EMAIL AND COURIER

February 8, 2011

Board of Directors

Capital Gold Corporation

76 Beaver Street, 14th Floor

New York, NY 10005

Attention: John Cutler Chairman of the M&A Committee

Re: Due Diligence

Gentlemen:

This letter is in response to your letter of February 1, 2011. We take issue with both its contents and timing.

You invited us to meet in Philadelphia on January 6, 2011 based on your conclusion that our proposal may reasonably lead to a superior proposal as defined in your agreement with Gammon. Given that the value of our proposal has long exceeded Gammon’s offer, such a decision was long overdue.

We attended the January 6 meeting seeking your acknowledgment that our proposal provides greater value to Capital Gold shareholders so that you could commence the matching period under the Gammon agreement, which would have given Gammon the option to increase its offer to match our proposal. Thus, our proposal provided you the exceptional opportunity to realize greater value for your shareholders, either with Timmins Gold or through an improved offer from Gammon.

At the January 6 meeting, you asked us questions about (i) our financial position – particularly whether we could fund a $10.3 million payment to Gammon, $3.5 million of change of control payments and other expenses –and (ii) our operations – particularly about our gold recoveries and cash costs. We responded to your queries and offered to provide supporting materials.

At the conclusion of the meeting, you advised that you could not conclude that our proposal constituted a superior proposal without performing thorough due diligence on Timmins Gold. That you needed to do confirmatory due diligence was perfectly reasonable. However, given (i) that you had considered a merger with us in July, August and September 2010 and, therefore, had performed some prior due diligence, including two site visits to our San Francisco mine in July and August 2010, and (ii) the contested nature of the proposed transaction, we expected that your diligence would be targeted and expeditious. Instead you sent us generic due diligence requests. This caused us to become skeptical about the nature of your due diligence requests. As a result, we suggested that you focus your attention on our San Francisco mine to ensure you could be satisfied as to our operations. We expected this to be the essential focus of any due diligence.

To that end, on January 12 (two days after receipt of your diligence request list), we arranged for a conference call to discuss the San Francisco mine and our operations, and made our independent mining consultant, Micon International, available to you. On January 14 (four days after receipt of your due diligence request), we arranged for Scott Hazlitt and representatives of your independent mining consultant, SRK, to conduct (another) site visit to the San Francisco mine. SRK subsequently delivered a voluminous due diligence request list. On January 18, we received the following email message from Scott Hazlitt: “Thank you very much for an excellent visit of your mine last Friday. The four SRK engineers that accompanied me were also impressed with your operation and personnel. Please thank Arturo and Daniel for their help with the visit. We look forward to completion of due diligence by the SRK Consulting group.”

That was your last communication about the mine and our operations. You never raised any issues about our operations – gold recoveries, cash cost or otherwise. Nevertheless, you continued to push to receive responses to all of your due diligence requests.

On Thursday, January 27, and Friday, January 28, after substantial effort, and within the deadline set out in your January 27 letter, we provided you and SRK with approximately 120 megabytes of requested operational and financial information.

Less than three days later, on January 31, you met and on the recommendation of the M&A Committee made the determination to terminate discussions with Timmins Gold. The following day, on February 1, you sent us a letter informing us that you were terminating discussions with Timmins Gold.

Your February 1 letter raises a number of issues regarding our finances, management team and operations that you claim to have identified in and unable to satisfy through your due diligence. We note that you reached your decision to terminate discussions with us less than three full days after we sent you a very large volume of material and without raising any of your concerns with us. That you could come to a conclusion so quickly without any dialogue with us or our independent mining consultants – either to fulfill your own stated fiduciary duties or even as a courtesy – leaves us wondering how thorough or fair your due diligence process was. In fact, the information we delivered to you on January 27 and 28 provides all of the answers to your queries about our operations.

The statement in your February 1 press release that your decision to terminate discussion with Timmins was “based upon Capital Gold’s review of Timmins’ due diligence materials” is vague and perhaps even misleading. It is also damaging to Timmins Gold and, therefore, we need to address each of the “concerns” you raise.

Finances

1)	You state that our cash and cash equivalents increased by only $0.4 million during the quarter ended December 31, 2010 and, therefore, you question whether we can continue as a going concern.

Response: Included in expenditures during the quarter were exploration ($1.1 million), on-going expansion project ($1.3 million) and the vendor loan payment ($1.7 million). We also paid $6.8 million on the gold loan and only have 6 more payments left. We are cash flow positive and are able to fund our ongoing expenditures with cash flow from operations. We would be able to fund the ongoing expenditures of the merged companies from operations had the termination fee with Gammon not been in issue.

2)	You question our ability to fund the termination fee that could be payable to Gammon.

Response: Putting aside whether this is an appropriate line of inquiry or is evidence that your agreement with Gammon is preclusive, we have sufficient funds to pay Gammon if required. As we stated at the meeting in Philadelphia and consistent with the materials we provided, such a payment would deplete our funds and, therefore, if required to fund the payment to Gammon as matter of prudency we would likely seek additional capital. We further advised you on January 6 that Timmins Gold was quite capable of raising additional funds necessary to complete the transaction with Capital Gold. Our recollection is that your financial adviser agreed that we could raise such capital. We advised you that we were prepared to engage in further discussions with you to discuss the amount and timing of such financing; however, we did not hear back from you.

3)	You state that neither Timmins Gold nor its auditors opine as to the effectiveness of Timmins’ internal control over financial reporting on an annual basis.

Response: Neither Timmins Gold nor its auditors is currently required to opine as to the effectiveness of our internal controls. Thus, this “concern” is an absolute red herring. However, as you well know, in connection with a merger with Capital Gold we will become subject to such requirements and have sufficient time to comply.

Management

You state that you are concerned about our current management structure and experience level and our ability to successfully consummate and integrate a transaction with the Capital Gold.

Response: This “concern” has no basis in fact and is inconsistent with our historic performance, our track record of executing our business plan, our demonstrated ability to raise capital and investors’ confidence in management. We need only point you to the fact that a significant portion of your shareholders favor a transaction with Timmins Gold to refute this unfounded concern.

Operations

1)	You question our ability to fund expansion of the San Francisco mine.

Response: The expansion of the San Francisco mine to increase crushing capacity to 18,000 tonnes per day, including additional leach solutions handling and ADR plant expansion, has commenced. The expansion activities were observed by, and discussed with, SRK personnel on their site visit.

We expect to spend approximately US$5.2 million for the expansion, which we plan to complete in June 2011. We have already incurred about 30% of such cost, which we have funded with cash from operations, and foresee no issue financing the balance with cash from operations. The projected capital expenditures for this expansion were published in our latest NI 43-101 report on new mine reserves, dated as of November 30, 2010, which was prepared by Micon (the “Technical Report”).

2)	You question whether the life-of-mine grade disclosed in the Technical Report of 0.695g/t can be achieved in light of the actual grade that has been mined at the project to date, what impact this may have on the mine life and whether 70% recovery is achievable in the near term.

Response: Our mine production program is clearly outlined in the Technical Report, as well as in our response to SRK’s due diligence questionnaire (please see page 8 of our response to point 1.10). Our previous mine reserve estimates (based on a preliminary feasibility study in March 2008) assumed a gold price of US$500 per ounce and a cash operating cost of US$7.38 per tonne of ore processed. In contrast, the Technical Report utilized a price of gold of US$900 per ounce (an increase of 80% from the preliminary feasibility study) and a cash operating Life of Mine (“LOM”) cost of US$7.88 per tonne of ore processed (an increase of 6.8% LOM from the preliminary feasibility study). As a result of the updated estimates utilized in the Technical Report, the cut-off grade was reduced from 0.22 g/t Auto 0.16 g/t Au. That is, we are now able to process lower grade gold. Previously, the average grade of our reserve was 0.84 g/t Au, whereas in our new plan the average gold grade in our reserve is 0.695g/t Au, a reduction of 17 % in the gold grade processed. This is reflected in a corresponding 17% increase in the LOM cost per ounce processed from US$417 per ounce of gold to US$489 per ounce of gold. However, our costs per tonne only increased by 6.8%, which is primarily attributable to inflation. Higher prices of gold coupled with a small increase in operating costs increased the value of our mine. At US$1,000 per ounce of gold, our projected NPV (at an 8% discount rate) in 2008 was US$131.8 million, compared to a current NPV of $216.8 million. Given that, at the end of December 2010, we were projecting an after-tax profit, the San Francisco mine’s NPV had an increase greater than US$100 million.

While the above response deals with the technical aspects of your concern, all of which is included in the due diligence materials we delivered to you, let us get to the heart of the matter. It seems that you are suggesting that we are “high grading” the San Francisco mine. This is not the case. We have mined out all ore reserves above cut off grade, initially 0.22 g/t Au and now 0.16 g/t Au. We have stockpiled lower grade material for processing in the future when our expansion is complete. High grading is not mining the ore grade, whereas we are mining all of our ore above cut-off grade. As prudent operators, we will make a strategic decision based on gold price and cash flow as to when to process lower grade ore.

In addition, we continue to extract and recover at a rate of 70% as predicted in our mine plan. As you should know, heap leach operations across the globe typically have a leach cycle of at least three months before they actually begin recovering and selling gold. Again, all of this information was delivered to you in response to SRK’s due diligence requests. Please refer to pages 1, 2, 3 and 9 of our response report and points 1.1 and 1.2 of SRK’s due diligence request list.

3)	You question whether the $489 cash cost per ounce disclosed in the Technical Report can be achieved in the “near term” in light of historic cash costs.

Response: First, the $489 cash cost per ounce is a LOM estimate, not a near term estimate. You know this (or should know this). Second, our operating costs have been (as expected) higher in the beginning of production and are expected to gradually reduce to projected levels over time. There are two components to a ramp up year. The first is the higher initial strip ratio required to access the ore, and the second is the leach cycle of gold extraction. On our new mine plan, during the first year of production we have a strip ratio of 3.4, compared to a projected LOM strip ratio of 1.9, and projected strip ratios of 2.0, 2.0, 1.6 and 1.1 in years 2 through 5, respectively.

The other cost component is the leach cycle. All heap leach operators across the globe go through the same process. Our operating costs are in line with projected LOM costs. Remember that we just began commercial production in April 2010 and at September we were still in a ramp-up production cycle.

If you have any concerns based on information or a report provided to you by SRK we suggest that you provide us with a copy of that report so the we and our consultants can address such concerns.

***

As our responses demonstrate, all of the concerns expressed in your February 1 letter could have been alleviated had you taken the time to discuss such concerns with us or allowed SRK the time to complete its report. The fact that you have again rejected our clearly superior proposal without any dialogue and less than three full days after we have sent you extensive due diligence materials is disappointing. Unfortunately, it is consistent with your past behaviour toward us and seems to confirm that our skepticism regarding your due diligence process was well founded.

Sincerely,

/s/ Bruce Bragagnolo
Bruce Bragagnolo
Chief Executive Officer

As a result of the CGC Board’s failure to positively respond to the Timmins Merger Proposal, we felt we had no choice but to make our Exchange Offer directly to CGC stockholders. On February 10, 2011, we filed a registration statement on Form F-4 with the SEC with respect to our Exchange Offer. The Exchange Offer has not yet commenced. The Exchange Offer will commence when we first mail the Offer to Exchange and a related letter of transmittal to CGC stockholders. Concurrently with such filing, we filed this preliminary proxy statement with the SEC with respect to soliciting votes against the approval of the Gammon Transaction, and filed a preliminary consent solicitation statement to remove and replace the current CGC Board with independent directors. This Proxy Statement is not a solicitation of consents.

AGREEMENTS WITH CGC STOCKHOLDERS

On October 1, 2010, Timmins and Baker Steel Capital Managers LLP (“Baker Steel”) entered into a lock-up agreement (the “Baker Steel Agreement”), pursuant to which Timmins agreed to commence an offer (the “Offer”) to purchase all of the issued and outstanding CGC Shares subject to, among other things, CGC agreeing to the terms of such Offer (which condition may be waived by Timmins in its sole discretion) and, if the Offer was commenced, Baker Steel agreed, among other things, to tender its 2,592,828 CGC Shares (the “Baker Steel Shares”) to the Offer. Baker Steel also agreed that if Timmins and CGC entered into a business combination, Baker Steel would deposit valid proxies representing all of the Baker Steel Shares voting in favor of such transaction. Baker Steel further agreed that, except with the prior written consent of Timmins, neither it nor any person or entity on its behalf will withdraw or take any action to withdraw any of the Baker Steel Shares deposited under the Offer, notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which it might have, unless the Baker Steel Agreement is terminated in accordance with its terms prior to the taking up of the Baker Steel Shares under the Offer. Pursuant to the Baker Steel Agreement, Timmins also agreed that it will not decrease the exchange ratio specified in the Exchange Offer (the “Exchange Ratio”). No consideration was paid in connection with the Baker Steel Agreement.

Pursuant to the Baker Steel Agreement, Baker Steel agreed that during the period commencing October 1, 2010 and continuing until the earlier of (i) the termination of the Baker Steel Agreement pursuant to its terms, and (ii) Timmins having taken up and paid for the CGC Shares under the Offer, Baker Steel would not (a) grant an option on, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any of the Baker Steel Shares, or any right or interest in the Baker Steel Shares or (b) trade in the CGC Shares or any securities convertible or exchangeable into CGC Shares. Any additional CGC Shares acquired by Baker Steel after the Offer is publicly disclosed are subject to the Baker Steel Agreement.

Baker Steel may terminate the Baker Steel Agreement and withdraw its CGC Shares or proxies deposited under the Offer solely in order to tender or deposit the Baker Steel Shares to a bona fide offer for the CGC Shares offering a consideration per CGC Share which is, in Baker Steel’s unfettered opinion, greater than that in the Offer, subject to Timmins’ right to match such other Offer. The Baker Steel Agreement may be terminated by Baker Steel at any time without written notice to Timmins. The Baker Steel Agreement may be terminated by Timmins by written notice if: (a) Baker Steel has not complied with its covenants to Timmins contained in the Baker Steel Agreement; (b) any of the representations and warranties of Baker Steel contained in the Baker Steel Agreement is untrue or inaccurate in any respect; or (c) any term or condition of the Offer is not satisfied or waived by Timmins at the expiry time of the Offer and Timmins has not elected to waive such condition. The Baker Steel Agreement does not require Baker Steel to vote against the Gammon Agreement nor does it require Baker Steel to consent to the Proposals in this Consent Statement.

On January 4, 2011, Timmins entered into support agreements (each, a “Support Agreement”) with Sprott Asset Management LP (“Sprott”) and RBC Global Asset Management (“RBC” and, together with Sprott, the “Supporting Parties”). Pursuant to its Support Agreement, Sprott agreed to tender, or cause to be tendered, 7,458,916 CGC Shares managed by Sprott (the “Sprott Shares”) pursuant to the terms of the Exchange Offer and not to withdraw, or cause to be withdrawn, such Sprott Shares. Pursuant to its Support Agreement, RBC agreed to tender, or cause to be tendered, 2,371,750 CGC Shares managed by RBC (the “RBC Shares” and, together with the Sprott Shares, the “Supporting Shares”) pursuant to the terms of the Exchange Offer and not to withdraw, or cause to be withdrawn, such RBC Shares. The Sprott Shares constitute approximately 12.2% and the RBC Shares constitute approximately 3.9% of the total CGC Shares issued and outstanding, respectively (such percentages are calculated by reference to the 61,338,136 CGC Shares outstanding as of February 1, 2011 as stated in the Gammon F-4). Each Supporting Party also granted a proxy to Timmins to vote, at any meeting of CGC stockholders and in any action by written consent by CGC stockholders, all of its Supporting Shares: (i) in favor of a resolution by written consent to remove the existing directors of CGC and replace such directors with individuals nominated by Timmins; (ii) against the adoption of the Gammon Agreement or the transactions contemplated thereby; and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Exchange Offer or rejection of the Gammon Agreement, which are considered and voted upon by the stockholders of CGC, whether at a meeting thereof or by written consent. Thus, the respective Support Agreements require the Supporting Parties to vote against the Gammon Agreement and to consent to the proposals in the Consent Solicitation (as defined below). The proxy granted by Sprott was rescinded by Timmins effective January 4, 2011. No consideration was paid in connection with the Support Agreements.

Pursuant to the respective Support Agreements, each Supporting Party agreed not to, among other things, directly or indirectly (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber its Supporting Shares or otherwise agree to do any of the foregoing; (ii) deposit its Supporting Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Support Agreements; (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of its Supporting Shares; or (iv) take any action that would make any of such Supporting Party’s representations or warranties in its respective Support Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Supporting Party from performing its obligations thereunder.

Each Support Agreement permits the applicable Supporting Party to withdraw its Supporting Shares deposited under the Exchange Offer and to tender or deposit such Supporting Shares to a bona fide offer for the CGC Shares by a third party offering consideration per CGC Share which the Supporting Stockholder, in its sole discretion, determines to be greater than the consideration offered under the Exchange Offer, as such may have been amended. The Support Agreements further provide that the obligations of the Supporting Parties thereunder shall automatically terminate upon the earliest of (i) the termination or expiry of the Exchange Offer (after giving effect to any extension thereof), (ii) the Exchange Offer being modified in a manner contrary to the terms of the applicable Support Agreement, (iii) at any time if Timmins has not complied in any material respect with its covenants in the applicable Support Agreement or its representations or warranties in the applicable Support Agreement are untrue or inaccurate in any material respect and (iv) at any time if the terms of the Exchange Offer require the Supporting Stockholder to accept, as consideration for their Supporting Shares, shares which are other than fully-paid, non-assessable and not subject to any pre-emptive rights. The Support Agreements expire on May 30, 2011.

Pursuant to the Support Agreements, Timmins agreed that it will not decrease the Exchange Ratio, subject to any pro rata adjustment for a stock split or share consolidation. The Support Agreements nevertheless allow Timmins to terminate the Exchange Offer at any time or allow the Exchange Offer to expire prior to the satisfaction of all of the conditions to the Exchange Offer. Notwithstanding such provision, under applicable law, Timmins may only terminate the Exchange Offer upon the expiration of the Exchange Offer or on the basis of the inability to satisfy a condition to the Exchange Offer.

CONSENT SOLICITATION AND NEXT STEPS

In connection with our Exchange Offer and this solicitation of proxies, we have also filed a preliminary consent solicitation statement with the SEC to remove and replace the current CGC Board with independent directors (the “Consent Solicitation”). The consent solicitation is necessary because without the approval of the CGC Board, Timmins would be precluded from taking up CGC Shares in our Exchange Offer. We have filed a preliminary consent solicitation statement with the SEC for use in connection with the Consent Solicitation. We are soliciting consents to give CGC stockholders a voice with respect to the Timmins Merger Proposal. Support of the Consent Solicitation by holders of at least a majority of the then outstanding CGC Shares will send a strong signal to the CGC Board to constructively engage with Timmins regarding the Timmins Merger Proposal and, should the newly elected directors deem it appropriate in the exercise of their fiduciary duties, approve and recommend to CGC stockholders a business combination with Timmins. Specifically, Timmins is soliciting the consent of CGC stockholders in favor of the removal of the CGC Board and the election of a new board of directors because Timmins believes CGC stockholders will be best served by an independent board of directors that is committed to looking out for the best interests of all CGC stockholders.

Timmins reserves the right, however, at any time to determine to terminate the Consent Solicitation if it determines it to be in Timmins’ best interests to do so or if Timmins determines that the Consent Solicitation is unnecessary, including if the CGC Board has: (i) recommended against the Gammon Transaction and Gammon terminates the Gammon Agreement; (ii) entered into a definitive merger agreement with Timmins and recommended that CGC’s stockholders approve such merger agreement; and (iii) taken all actions that Timmins reasonably believes are necessary to exempt the transaction contemplated by the Timmins Merger Proposal from Section 203 of the Delaware General Corporation Law.

Details regarding the Consent Solicitation are set forth in a preliminary consent solicitation statement filed with the SEC in compliance with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”).

On February 1, 2011, Timmins received a letter from CGC advising that the special committee of the CGC Board formed to evaluate potential business combinations had rejected the Timmins Merger Proposal and determined that it did not constitute a “Superior Proposal,” as defined in the Gammon Agreement and discontinued negotiations with Timmins. Further, on that same day CGC issued a press release announcing that the CGC Board had rejected the Timmins Merger Proposal and determined that it did not constitute a Superior Proposal, and that CGC was discontinuing negotiations with Timmins. There is no guarantee that this position will change in the future unless the current members of the CGC Board are replaced.

Our Exchange Offer is not conditioned upon the outcome of the Consent Solicitation, and CGC’s stockholders are not required to participate in the Consent Solicitation to tender their CGC Shares in our Exchange Offer.

THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS WITH RESPECT TO REMOVING THE CGC BOARD AND ELECTING A NEW BOARD OF DIRECTORS OF CGC. ANY CONSENT SOLICITATION CONCERNING THESE ACTIONS WILL BE MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

CERTAIN INFORMATION CONCERNING THE GAMMON TRANSACTION

At the Special Meeting, CGC’s stockholders of record at the close of business on the Record Date will be voting on, among other things, whether to approve the Gammon Transaction. According to the Gammon F-4, under the terms of the Gammon Agreement, each outstanding CGC Share, other than CGC Shares held by CGC as treasury stock, will be cancelled and converted into the right to receive 0.5209 common shares of Gammon, no par value (the “Gammon Stock”) and a cash payment in the amount of $0.79 per share (plus cash in lieu of any fractional share interests) for each CGC Share held immediately prior to the completion of the merger. According to the Gammon F-4, as a result of the Gammon Transaction, CGC’s stockholders would end up owning approximately 20% of Gammon’s outstanding shares on a fully diluted basis. The conditions to the consummation of the Gammon Transaction include the following: (1) adoption of the Gammon Agreement and approval of the Gammon Transaction by a majority of the outstanding CGC Shares; (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of antitrust clearance under applicable Canadian competition law; (3) the absence of any law or order prohibiting the Gammon Transaction; (4) the effectiveness of the registration statement for the common shares of Gammon to be issued under the Gammon Transaction, and the approval for listing of such shares on the New York Stock Exchange; (5) subject to certain exceptions and limitations, the accuracy of the representations and warranties and the performance in all material respects of the covenants within the Gammon Agreement; (6) the absence of any material adverse effect (as defined in the Gammon Agreement) with respect to either CGC (in the case of Gammon) or Gammon (in the case of CGC); (7) the voting and support agreements entered into by each director and officer of CGC will each be in full force and effect and all obligations thereunder shall have been performed by such director or officer with Gammon in respect of all CGC Shares owned by such director or officer; (8) the change of control agreements are amended; and (9) certain other conditions contained in the Gammon Agreement. The Gammon Agreement also provides that the termination of the Gammon Agreement by CGC under certain circumstances requires CGC to pay Gammon a termination fee of $10.3 million, including if: (i) CGC fails to appropriately recommend the approval of the merger; (ii) CGC does not comply with the ‘no solicitation’ covenant in the Gammon Agreement; (iii) CGC terminates the Gammon Agreement in order to enter into an agreement relating to a superior proposal; or (iv) certain instances where CGC does not obtain stockholder approval of the merger. The Gammon Agreement also provides that the termination of the Gammon Agreement by Gammon under certain circumstances requires Gammon to pay CGC a termination fee of $2 million. The foregoing description is not, and does not purport to be, a complete summary of the Gammon Agreement or the Gammon Transaction, and it is qualified in its entirety by reference to the text of Gammon Agreement.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE OUR FELLOW STOCKHOLDERS TO VOTE “AGAINST” THE GAMMON TRANSACTION. WE BELIEVE THAT THE CONSIDERATION TO BE PAID BY GAMMON IN THE GAMMON TRANSACTION IS INADEQUATE, AND THAT BETTER ALTERNATIVES EXIST.

CERTAIN INFORMATION CONCERNING TIMMINS

Timmins is a British Columbia corporation with its principal executive offices located at 609 Granville Street, Suite 520, Vancouver, British Columbia, Canada V7Y 1G5.

Timmins is a resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. Timmins was founded in 2005 and it commenced commercial production on April 1, 2010 at the San Francisco Mine in Sonora, Mexico.

Timmins Acquisition is a Delaware corporation organized in connection with the acquisition of the CGC Shares and our Exchange Offer and has not carried on any activities other than in connection therewith. The principal offices of Timmins Acquisition are located at 609 Granville Street, Suite 520, Vancouver, British Columbia, Canada V7Y 1G. Timmins Acquisition is a wholly-owned subsidiary of Timmins. Unless the Exchange Offer is consummated, it is not anticipated that Timmins Acquisition will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and its purchase of CGC Shares.

Except as otherwise disclosed in this Proxy Statement, since July 31, 2009, there has not been and there is no currently proposed transaction or series of transactions, in which CGC was or is to be a participant and the amount involved exceeds $120,000, and in which Timmins or any associate of Timmins had or will have any direct or indirect material interest.

Except as otherwise disclosed in this Proxy Statement, Timmins and CGC do not have any ongoing contractual or other arrangements, and no associate of Timmins owns beneficially, either directly or indirectly, any securities of CGC. Sprott Asset Management LP owns approximately 14.3% of the outstanding Timmins Shares as of December 31, 2010 and, according to the information provided by Sprott in connection with its Support Agreement with Timmins,

Sprott Asset Management LP owns approximately 12.2% of the outstanding CGC Shares. Sprott Asset Management LP is a large asset manager with passive holdings in significant number of issuers.

Except as otherwise disclosed in this Proxy Statement, Timmins does not have a substantial interest, either direct or indirect, by security holdings or otherwise, in the Gammon Transaction.

Except as set forth in this Proxy Statement, Timmins: (i) does not own any class of securities of CGC of record that it does not own beneficially; (ii) does not own beneficially, either directly or indirectly, any class of securities of CGC or of any subsidiary of CGC; (iii) has not purchased or sold any securities of CGC within the past two years; and (iv) is not or was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of CGC, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

As of the date of this Proxy Statement, Timmins beneficially owns 1,000 CGC Shares which it purchased on January 31, 2011. Otherwise, within the past two years, Timmins has not purchased or sold any CGC Shares.

CERTAIN INFORMATION CONCERNING CGC

CGC is engaged in the mining, exploration and development of gold properties in Mexico. CGC’s primary focus is on the operation and development of the El Chanate project, and CGC also conducts gold exploration in other locations in Sonora, Mexico.

According to CGC’s public filings, the CGC Shares constitute the only class of outstanding voting securities of CGC, and according to the Gammon F-4, as of February 1, 2011 there were 61,338,136 CGC Shares outstanding. Each CGC Share is entitled to one vote, and only record holders of CGC Shares are entitled to vote. CGC’s stockholders do not have cumulative voting rights.

Information regarding security ownership of certain beneficial owners and management of CGC is included in Annex B of this Proxy Statement.

OTHER PROPOSALS

In addition to soliciting proxies to approve the Gammon Merger Proposal, CGC’s Board is also soliciting proxies for the Special Meeting for a proposal to approve the adjournment or postponement of the Special Meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the Gammon Agreement and approve the Gammon Merger Proposal (the “Adjournment Proposal”). Because this proposal is designed to facilitate the approval of the Gammon Merger Proposal, Timmins recommends voting “AGAINST” this proposal.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR GOLD PROXY CARD. THEREFORE, THERE IS NO NEED TO VOTE ON CGC’S PROXY CARD.

Other than as set forth above, Timmins is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Timmins as determined by Timmins in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the Gammon F-4, as of the Record Date, there were 61,338,136 CGC Shares entitled to vote at the Special Meeting. Timmins currently beneficially owns 1,000 CGC Shares, which were acquired in open market transactions prior to the Record Date.

Under CGC’s by-laws, the presence at the commencement of the Special Meeting, in person or by proxy, of the holders of record of a majority of the total number of CGC Shares then issued and outstanding and entitled to vote is necessary to constitute a quorum for the transaction of any business at the Special Meeting. In accordance with the New York Stock Exchange rules, brokers and nominees who hold CGC Shares in street-name for customers may not exercise their voting discretion with respect to the approval of the Gammon Transaction or the Adjournment Proposal related thereto. Thus, absent specific instructions from the beneficial owner of such CGC Shares, these CGC Shares will not be counted for purposes of determining whether a quorum is present. Brokers and nominees may not vote such CGC Shares with respect to the adoption of the Gammon Agreement or the approval of the Gammon Transaction.

The adoption of the Gammon Merger Agreement and approval of the Gammon Transaction requires approval of a majority of the total outstanding CGC Shares. Therefore, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Gammon Transaction. According to the Gammon F-4, as of February 1, 2011 there were 61,338,136 CGC Shares outstanding. Assuming that the number of outstanding CGC Shares is 61,338,136, the approval of stockholders holding at least 30,669,069 CGC Shares would be necessary to effect the adoption of the Gammon Agreement and the approval of the Gammon Merger Proposal.

The Adjournment Proposal requires the approval of a majority of the CGC Shares present and voting at the Special Meeting, provided a quorum is present. Abstentions will be treated as votes “AGAINST” the Adjournment Proposal but broker non-votes will be treated as votes not cast and will have no effect on the outcome of the Adjournment Proposal.

CGC’s stockholders (i) may vote “AGAINST” one or both of the proposals, (ii) may abstain from voting on one or both of the proposals or (iii) may vote for one or both of the proposals by marking the proper box on the GOLD proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a CGC stockholder returns a GOLD proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted “AGAINST” the adoption of the Gammon Agreement and approval of the Gammon Transaction and “AGAINST” the Adjournment Proposal. Only CGC’s stockholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY ONE OF THE METHODS PROVIDED ON YOUR PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) TIMMINS, CARE OF INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NY 10022, U.S.A., OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF CGC AT 76 BEAVER STREET, 14TH FLOOR, NEW YORK, NY 10005, U.S.A. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. STOCKHOLDERS WHO HOLD THEIR SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO CGC OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO TIMMINS, CARE OF INNISFREE M&A INCORPORATED., AT THE ADDRESS BELOW SO THAT TIMMINS MAY MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF CGC’S SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING ON THE GAMMON AGREEMENT IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED “AGAINST” THE GAMMON TRANSACTION.

BY EXECUTING THE GOLD CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your CGC Shares, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: 877-800-5182

Banks & Brokers May Call Collect: 212-750-5833

APPRAISAL RIGHTS

If the Gammon Transaction is consummated, under the DGCL holders of CGC Shares who did not vote for the Gammon Transaction have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery, but only if they comply with all requirements of Delaware law. This appraisal amount could be more than, the same as, or less than the amount a CGC stockholder would be entitled to receive under the Gammon Transaction. Any holder of CGC Shares intending to exercise appraisal rights, must, among other things, submit a written demand for appraisal to CGC prior to the vote on the Gammon Transaction and must not vote or otherwise submit a proxy in favor of the Gammon Transaction. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising appraisal rights, you should seek the advice of your own legal counsel. Timmins urges you to carefully read the section of the Gammon F-4 titled “Proposal No. 1: The Merger — Appraisal Rights” for the details regarding the right of CGC stockholders to seek appraisal if the Gammon Transaction is consummated.

SOLICITATION OF PROXIES

Except as set forth below, Timmins will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Solicitation of GOLD proxy cards by or on behalf of Timmins and other participants in this solicitation may be conducted by mail, facsimile, courier services, telephone, the Internet, email, newspapers, advertisements and other publications of general distribution and in person. Timmins may, from time to time, request that certain of its directors, senior management, certain employees and the other participants listed on Annex A hereto assist with the solicitation of proxies as part of his or her duties in the normal course of his or her employment without any additional compensation for the solicitation. Information regarding directors, officers and employees of Timmins who may assist in the solicitation is included in Annex A of this Proxy Statement.

Timmins has retained Innisfree M&A Incorporated for consulting, analytic and information agent, and proxy solicitation services, as well as consent solicitation services rendered pursuant to the Consent Solicitation. In connection with this solicitation of proxies and the Consent Solicitation, Timmins has agreed to pay Innisfree a fee of $125,000. Timmins will also pay Innisfree a success fee of $50,000 upon the execution of a merger agreement between Timmins and CGC. Timmins has agreed to pay, advance funds for or reimburse Innisfree for its reasonable expenses and fees, and has also agreed, subject to certain terms and conditions, to indemnify Innisfree against all claims, liabilities, losses, damages and expenses arising out or relating to the rendering of such services by Innisfree or related services requested by Timmins. It is anticipated that approximately 75 people will be employed by Innisfree in connection with the solicitation of proxies in connection with this Proxy Statement.

Timmins may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Timmins’ request, all materials related to the proxy solicitation to the beneficial owners of CGC Shares they hold of record.

Timmins will pay all costs of the solicitation of GOLD proxy cards and will not seek reimbursement of those costs from CGC. Timmins estimates the total amount to be spent in furtherance of or in connection with the solicitation of security holders of CGC to be approximately $             million. Timmins’ aggregate expenditures to date in furtherance of or in connection with the solicitation of security holders of CGC are less than $             million. None of the costs will be borne by CGC.

Neither Timmins nor any associate of Timmins has any arrangement or understanding with any person with respect to any future employment by CGC or its affiliates, or with respect to any future transactions to which CGC or its affiliates will or may be a party.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

Timmins urges you to read this entire Proxy Statement carefully. Certain statements and other information included in this Proxy Statement constitute forward-looking statements. All statements in this Proxy Statement, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, exploitation activities and events or future operations following the proposed acquisition of CGC. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Timmins’ control, which could cause actual results to differ materially from such forward-looking statements. Forward-looking statements are generally identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CGC’s failure to accept Timmins’ proposal and enter into a definitive agreement to effect the transaction, Timmins Shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Timmins and CGC, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Timmins/CGC transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, market prices, exploitation and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions.

Timmins disclaims any intention or obligation to update or revise any forward-looking statements in this Proxy Statement as a result of new information or future events, except as may be required under applicable laws.

These forward-looking statements are based on certain assumptions and analyses made by Timmins in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting Timmins’ ability to successfully integrate the businesses of Timmins and CGC, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although Timmins believes these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CGC’s acceptance of Timmins’ proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Timmins Shares issued in connection with the proposed acquisition, Timmins’ ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Timmins and CGC, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

NOTICE OF INTERNET AVAILABILITY

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to Be Held on March 18, 2011.

This proxy statement is available at www.timminsgold.com.

OTHER INFORMATION

The information concerning CGC and the Gammon Transaction contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Timmins has no knowledge that would indicate that statements relating to CGC or the Gammon Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the full books and records of CGC, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements.

Pursuant to Rule 14a-5 promulgated under the Exchange Act, reference is made to the Proxy Statement/Prospectus included in the Gammon F-4 for information concerning the Gammon Agreement, the Gammon Transaction, financial information regarding Gammon, CGC and the proposed combination of Gammon and CGC, the proposals to be voted upon at the Special Meeting, dissenters’ rights to appraisal, CGC Shares, the beneficial ownership of CGC Shares by the principal holders thereof, other information concerning CGC’s management, the procedures for submitting proposals for Exchange Offer at the next annual meeting of stockholders of CGC and certain other matters regarding CGC and the Special Meeting. Timmins assumes no responsibility for the accuracy or completeness of any such information.

Except as described herein, Timmins is not aware of any other matter to be considered at the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Timmins as determined by Timmins in its sole discretion, in which event such persons will vote on such proposals in their discretion.

According to the Gammon F-4, if the merger with Gammon is completed, CGC will not reschedule or hold its 2010 annual meeting of stockholders, and there will be no annual meeting of stockholders in 2011 or thereafter. However, if the merger with Gammon is not completed, proposals intended to be presented at the 2010 annual meeting of stockholders must have been received by the corporate secretary of CGC at its principal executive offices no later than August 17, 2010 for inclusion in CGC’s proxy statement and form of proxy relating to the 2010 annual meeting, and must satisfy certain other requirements specified in CGC’s by-laws. If CGC does not hold its 2010 annual meeting of stockholders between December 31, 2010 and February 28, 2011, then the deadline will be a reasonable time prior to the time CGC begins to print and mail its proxy materials.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM CGC. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY CGC, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY USING THE ENCLOSED GOLD PROXY CARD TO VOTE BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO CGC’S BOARD BY USING THE ENCLOSED GOLD PROXY CARD TO VOTE “AGAINST” EACH PROPOSAL TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

TIMMINS GOLD CORP.

                    , 2011

IMPORTANT VOTING INFORMATION

1. If your CGC Shares are registered in your own name, please submit your proxy to us today by following the instructions on the enclosed GOLD proxy card by Internet or telephone, or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

2. If you hold your CGC Shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your CGC Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to vote to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to vote provided on the enclosed GOLD proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD proxy card. Timmins urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Timmins Gold Corp. c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A. so that Timmins will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Do not sign or return any WHITE proxy card you may receive from CGC. If you have already submitted a WHITE proxy card, it is not too late to change your vote — use the GOLD proxy card to vote by Internet or telephone or simply sign, date and return the GOLD proxy card. Only your latest dated proxy will be counted.

4. Only CGC’s stockholders of record as of the close of business on February 14, 2011 are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her CGC Shares uses the enclosed GOLD proxy card to vote as soon as possible. If you are a stockholder of record as of the close of business on February 14, 2011, you will retain your right to vote even if you sell your CGC Shares after February 14, 2011.

5. Execution and delivery of a proxy card by a record holder of CGC Shares will be presumed to be a vote with respect to all shares held by such record holder unless the vote specifies otherwise.

If you have any questions or require any assistance in voting your CGC Shares, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: 877-800-5182

Banks & Brokers May Call Collect: 212-750-5833

OUR EXCHANGE OFFER DESCRIBED IN THIS PROXY STATEMENT IS THE SUBJECT OF A REGISTRATION STATEMENT ON FORM F-4 (WHICH CONTAINS THE OFFER TO EXCHANGE) FILED WITH THE SEC ON FEBRUARY 10, 2011. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS REGISTRATION STATEMENT, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO IF AND WHEN THEY BECOME AVAILABLE BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY TIMMINS WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NY 10022, U.S.A., AT 877-800-5182 (TOLL FREE FOR STOCKHOLDERS) OR 212-750-5833 (COLLECT FOR BANKS AND BROKERS).

TIMMINS INTENDS TO FILE A PRELIMINARY CONSENT SOLICITATION STATEMENT WITH THE SEC RELATING TO A SOLICITATION OF WRITTEN CONSENTS FROM THE STOCKHOLDERS OF CGC WITH RESPECT TO REMOVING THE CGC BOARD AND ELECTING A NEW BOARD OF DIRECTORS OF CGC. DETAILS REGARDING SUCH CONSENT SOLICITATION WILL BE SET FORTH IN A DEFINITIVE CONSENT SOLICITATION STATEMENT FILED WITH THE SEC IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE CONSENT SOLICITATION STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE PRELIMINARY CONSENT SOLICITATION STATEMENT, THE DEFINITIVE CONSENT SOLICITATION STATEMENT (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED BY TIMMINS AT THE SEC’S WEB SITE (www.sec.gov). THE DEFINITIVE CONSENT SOLICITATION STATEMENT (WHEN AVAILABLE) AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM TIMMINS BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NY 10022, U.S.A., AT 877-800-5182 (TOLL FREE FOR STOCKHOLDERS) OR 212-750-5833 (COLLECT FOR BANKS AND BROKERS).

TIMMINS AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF CONSENTS FROM STOCKHOLDERS OF CGC IN CONNECTION WITH THE CONSENT SOLICITATION WITH RESPECT TO REMOVING THE CGC BOARD AND ELECTING A NEW BOARD OF DIRECTORS OF CGC. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TIMMINS, OTHER EMPLOYEES OF TIMMINS THAT ARE PARTICIPANTS IN SUCH SOLICITATION AND TIMMINS’ NOMINEES TO CGC’S BOARD WILL BE CONTAINED IN TIMMINS’ DEFINITIVE CONSENT SOLICITATION STATEMENT WITH RESPECT TO WITH RESPECT TO REMOVING THE CGC BOARD AND ELECTING A NEW BOARD OF DIRECTORS OF CGC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS, WHICH MAY BE DIFFERENT FROM THOSE OF CGC’S STOCKHOLDERS GENERALLY, BY READING THE DEFINITIVE CONSENT SOLICITATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE.

ANNEX A

INFORMATION CONCERNING PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES

Set forth below are the names, principal business addresses and principal occupations or employment of the directors, officers, employees and other representatives of Timmins who may assist in Timmins’ solicitation of proxies in connection with this Proxy Statement, and the name, principal business and address of any corporation or other organization in which their employment is carried on.

Directors, Officers and Employees of Timmins

The name and principal occupations or employment of each director, officer and employee of Timmins who may be deemed a “participant” are set forth below. For each person, the principal business address is 609 Granville Street, Suite 520, Vancouver, British Columbia, Canada V7Y 1G5. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Timmins.

Name	Present Position with Timmins or Other Principal Occupation or Employment
Arturo Bonillas	President and Director
Bruce Bragagnolo	Chief Executive Officer, Secretary and Director

Interests of Participants and Other Potential Participants

To Timmins’ knowledge, with respect to the individuals listed above under “Directors, Officers and Employees of Timmins” in this Annex A, no such person: (i) owns any class of securities of CGC of record that it does not own beneficially; (ii) owns beneficially, either directly or indirectly, any class of securities of CGC or of any subsidiary of CGC; (iii) has purchased or sold any securities of CGC within the past two years; or (iv) is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of CGC, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of written consents.

Except as otherwise set forth in the Proxy Statement, no associate of any individual listed above under “Directors, Officers and Employees of Timmins” in this Annex A owns beneficially, either directly or indirectly, any securities of CGC.

No individual listed above under “Directors, Officers and Employees of Timmins” in this Annex A nor any associate of any such individual has any arrangement or understanding with any person with respect to any future employment by CGC or its affiliates, or with respect to any future transactions to which CGC or its affiliates will or may be a party.

No individual listed above under “Directors, Officers and Employees of Timmins” in this Annex A has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Proxy Statement.

Except as otherwise set forth in the Proxy Statement, since July 31, 2009, there has not been and there is no currently proposed transaction or series of transactions in which CGC was or is to be a participant and the amount involved exceeds $120,000, and in which any individual listed above under “Directors, Officers and Employees of Timmins” in this Annex A or any associate of any such individual or any immediate family member of any such individual or any such associate had or will have any direct or indirect material interest.

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ANNEX B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CGC

The information set forth in this Annex B is based solely upon Timmins’ review of amendment no. 4 to the Gammon F-4, filed with the SEC on February 15, 2011.

The following table shows the number of CGC Shares that are beneficially owned by the directors and each of the executives named in the summary compensation table in amendment no. 3 to the Gammon F-4, and by all directors and executive officers as a group as of February 1, 2011. As of February 1, 2011 there were 61,338,136 CGC Shares issued and outstanding. The number of shares shown for each individual does not exceed 1% of CGC Shares outstanding. The number of shares shown for all directors and executive officers as a group represents 2.5% of CGC Shares outstanding. Individuals have sole voting and investment power over the stock unless otherwise indicated in the footnotes.

Name	Number of Shares of Common Stock Beneficially Owned
Colin Sutherland	242,318	(1)
Christopher M. Chipman	337,500	(2)
Scott Hazlitt	462,500	(3)
Gary C. Huber	75,000	(4)
John W. Cutler	243,950	(5)
Stephen M. Cooper	226,500	(6)
All Officers and Directors as a Group (6 persons)	1,587,768

(1)	Includes 226,072 shares issuable on exercise of options.
(2)	Includes 212,500 shares issuable on exercise of options.
(3)	Includes 175,000 shares issuable on exercise of options.
(4)	Includes 75,000 shares issuable on exercise of options.
(5)	Includes 225,000 shares issuable on exercise of options.
(6)	Includes 225,000 shares issuable on exercise of options.

The following table sets forth information regarding beneficial owners of more than 5% of the outstanding CGC Shares.

Name and Address	Number of Shares Beneficially Owned		Percent of Class(7)

Sprott Asset Management, Inc. Suite 2700, South Tower Royal Bank Plaza Toronto, ON M5J 2J1, Canada	7,458,916	(8)	12.2%

Van Eck Associates Corporation 335 Madison Ave., 19th Flr New York, NY 10017	4,193,000	(9)	6.8%

(7)	Based upon 61,338,136 shares issued and outstanding as of February 1, 2010.
(8)	Based on the information provided by Sprott Asset Management LP in connection with the support agreement with Timmins, dated as of January 4, 2011.
(9)	Represents shares held within mutual funds and other client accounts managed by Van Eck Associates Corporation, none of which owns more than 5% of CGC’s outstanding shares of common stock.

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PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED FEBRUARY 10, 2011

ANNEX C

PLEASE VOTE TODAY!

SEE REVERSE

SIDE

FOR THREE EASY WAYS TO VOTE.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

[FORM OF PROXY CARD — GOLD]

SPECIAL MEETING OF STOCKHOLDERS OF

CAPITAL GOLD CORPORATION

SOLICITATION BY TIMMINS GOLD CORP.

IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF CAPITAL GOLD

CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF TIMMINS GOLD CORP. AND NOT ON BEHALF OF THE

CAPITAL GOLD CORPORATION BOARD OF DIRECTORS

The undersigned, a holder of record of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Capital Gold Corporation, a Delaware corporation (“CGC”), acknowledges receipt of the Proxy Statement of Timmins Gold Corp., a British Columbia corporation (“Timmins”), dated             , 2011, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting of Stockholders of CGC to approve the Agreement and Plan of Merger, dated as of October 1, 2010, as amended on October 29, 2010, among CGC, Gammon Gold Inc. and Capital Gold AcquireCo, (as the same may be amended, the “Gammon Agreement”) and all other matters related to the Gammon Agreement including those set forth below and appoints Bruce Bragagnolo and Arturo Bonillas, or each of them, with full power of substitution, proxies for the undersigned to vote all Common Stock of CGC which the undersigned would be entitled to vote at the Special Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE VALIDLY EXECUTED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE SPECIAL MEETING AS STIPULATED BELOW.

BY EXECUTING THE GOLD CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

(continued and to be signed and dated on reverse)

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PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED FEBRUARY 10, 2011

ANNEX C

TIMMINS GOLD CORP.

VOTING INSTRUCTIONS FOR STOCKHOLDERS OF CAPITAL GOLD CORPORATION

YOUR VOTE IS IMPORTANT. PLEASE TAKE A MOMENT NOW TO VOTE YOUR SHARES OF CAPITAL GOLD CORPORATION IN CONNECTION WITH THE UPCOMING SPECIAL MEETING OF STOCKHOLDERS.

1. Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-233-5378 on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1348. Please follow the simple instructions. You will be required to provide the unique control number printed below.

2. Vote by Internet – Please access https://www.proxyvotenow.com/tmmproxy, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

CONTROL NUMBER:

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes your proxy in the same manner as if you had signed, dated and returned a proxy card.

OR

3. Vote by Mail – If you do not wish to submit a proxy by telephone or over the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: Timmins Gold Corp., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE

POSTAGE-PAID ENVELOPE PROVIDED ▼

GOLD PROXY CARD

TIMMINS STRONGLY RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS, EACH MADE BY THE CGC BOARD OF DIRECTORS.

1.	To approve and adopt the plan of merger contained in the Agreement and Plan of Merger, dated as of October 1, 2010, among Gammon Gold Inc., Capital Gold AcquireCo, Inc. and Capital Gold Corporation, as amended on October 29, 2010, pursuant to which Capital Gold AcquireCo, Inc. will merge with and into Capital Gold Corporation, and the separate corporate existence of Capital Gold AcquireCo, Inc. will cease and Capital Gold Corporation will survive as a wholly-owned subsidiary of Gammon Gold Inc., (the “Gammon Agreement”).

☐  AGAINST         ☐  ABSTAIN             ☐  FOR

2.	To approve the adjournment or postponement of the Special Meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the Gammon Agreement at the time of the meeting.

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PRELIMINARY COPY

SUBJECT TO COMPLETION

DATED FEBRUARY 10, 2011

ANNEX C

☐  AGAINST         ☐  ABSTAIN             ☐  FOR

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

Date:

Signature of Stockholder

Signature (if held jointly)

Title (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the shares are held by joint tenants, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by an authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

C-3